UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☒       REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐       ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ___________ Commission File Number _____________

ENTHUSIAST GAMING HOLDINGS INC.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Province or Other Jurisdiction of Incorporation or Organization)

7372

(Primary Standard Industrial Classification Code)

Not Applicable

(I.R.S. Employer Identification No.)

90 Eglinton Avenue East,
Suite 805
Toronto, ON, M4P 2Y3

Tel: 604-785-0850

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System
28 Liberty Street
New York, New York, 10005
Tel: 212-894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Shares, no par value	EGLX	The NASDAQ Stock Market, LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐                    No  ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐                    No  ☐

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

INTRODUCTORY INFORMATION

Enthusiast Gaming Holdings Inc. (the “Registrant”, “Enthusiast Gaming”, we, or our) is a Canadian public company incorporated in British Columbia whose common shares (the “Common Shares”) are listed on the Toronto Stock Exchange (“TSX”). Enthusiast Gaming is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is eligible to file this registration statement on Form 40-F (the “Registration Statement”) pursuant to the Canada/United States multi-jurisdictional disclosure system (the “MJDS”).

References to the “Registrant” or “Enthusiast Gaming” mean Enthusiast Gaming Holdings Inc. and its subsidiaries, unless the context suggests otherwise.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.125 inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of certain experts named in the foregoing Exhibits as Exhibit 99.126 through 99.129 inclusive, as set forth in the Exhibit Index attached hereto.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “General Description of Capital Structure” in the Registrant’s Annual Information Form dated March 22, 2021, filed as Exhibit 99.121, as set forth in the Exhibit Index attached hereto.

FORWARD-LOOKING STATEMENTS

This Registration Statement includes or incorporates by reference certain statements that constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information involves statements that are not based on historical information, but rather relate to future operations, strategies, financial results or other developments. Forward-looking information is necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Registrant’s control and many of which, regarding future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking information made by or on the Registrant’s behalf. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors should be considered carefully and investors should not place undue reliance on the Registrant’s forward-looking information as actual results may vary. Examples of such forward-looking information within this Registration Statement include statements relating to the Registrant’s expectations with respect to: the intended business activities of the Registrant; the sources of revenues and future operations, including sponsorship of the Registrant; the future growth and revenues of the esports industry generally; the Registrant’s anticipated financial performance; future development and growth prospects; expected operating costs, general and administrative costs, costs of services and other costs and expenses of the Registrant; the ability of the Registrant to meet current and future obligations; the ability of the Registrant to obtain financing on acceptable terms or at all to finance future operating or development plans in excess of free cash flow.

Forward-looking information reflects the Registrant’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the Registrant’s business and the industry and markets in which the Registrant operates. Forward-looking information is not a guarantee of future performance and involves risks, uncertainties and assumptions, which are difficult to predict. Assumptions underlying the Registrant’s expectations regarding forward-looking statements or information contained in this Registration Statement include, among others, the Registrant’s ability to comply with applicable governmental regulations and standards, the Registrant’s success in implementing its strategies and achieving its business objectives, the Registrant’s ability to raise sufficient funds from equity or other financings in the future to support its operations, and general business and economic conditions. The foregoing list of assumptions is not exhaustive.

Persons reading this Registration Statement are cautioned that forward-looking information is only a prediction, and that the Registrant’s actual future results or performance are subject to certain known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking information, including:

•	failure of the Registrant to operate and grow its businesses effectively;

•	the availability of financial resources to fund the Registrant’s expenditures;

•	competition for, among other things, capital reserves, skilled personnel, and technological advancement;

•	the continuing popularity of the video game media industry as a whole;

•	protection of intellectual property;

•	the success of the Registrant’s existing media properties;

•	the Registrant’s success in establishing and growing new media properties;

•	risks associated with advancements in technology, including artificial intelligence, and the risks associated with technology infrastructure, cyber security and cyber attacks;

•	third party performance of obligations under contractual arrangements, and the extension, renewal, or adequate replacement of third party contractual arrangements;

•	the Registrant’s ability to develop and maintain its brand;

•	prevailing regulatory, tax, privacy and other applicable laws and regulations;

•	stock market volatility and market valuations;

•	uncertainty in global financial markets; and

•	the impact of adverse global economic conditions and public health crises such as those resulting from the ongoing coronavirus (known as COVID-19).

Some of the important risks and uncertainties that could affect forward-looking statements are described in this Registration Statement. Should one or more of these risks and uncertainties materialize, or should underlying factors or assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Material factors or assumptions involved in developing forward-looking statements include, without limitation:

•	the expected success of the operations of the Registrant’s businesses;

•	the legislative and regulatory environments of the jurisdictions where the Registrant carries on business or has operations;

•	the impact of competition and the competitive response to the Registrant’s business strategy;

•	timing and amount of capital and other expenditures;

•	the future growth of the video game media industry;

•	conditions in financial markets and the economy generally; and

•	the Registrant’s ability to obtain additional financing on satisfactory terms or at all.

See also “Forward-Looking Information” in the Annual Information Form dated March 22, 2021, filed as Exhibit 99.121, as set forth in the Exhibit Index attached hereto.

This discussion, and the discussion of risk factors contained in the Annual Information Form dated March 22, 2021, filed as Exhibit 99.121, as set forth in the Exhibit Index attached hereto, are not exhaustive of the factors that may affect any of forward-looking statements or information concerning the Registrant. Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Registrant does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management of the Registrant to predict all such factors and to assess in advance the impact of each such factor on the business of the Registrant or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Our forward-looking statements are based on the reasonable beliefs, expectations and opinions of management on the date of this Registration Statement. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws, including applicable United States federal securities laws. The forward-looking statements contained in this Registration Statement (including the documents incorporated by reference herein are expressly qualified by this cautionary statement.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted to prepare this Registration Statement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which differ in certain respects from United States generally accepted accounting principles (“US GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements incorporated by reference in this Registration Statement may not be comparable to financial statements prepared in accordance with US GAAP.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Registration Statement on Form 40-F.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has not entered into any “off-balance sheet arrangements”, as defined in General Instruction B.(11) to Form 40-F, that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

CONTRACTUAL OBLIGATIONS

Below is a tabular disclosure of the Registrant’s contractual obligations as at December 31, 2020:

	Payments due by period
Contractual obligations	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Purchase Obligation (Note 1)	$627,000	$509,000	$118,000	-	-
Accounts payable and accrued liabilities	$18,538,000	$18,538,000		-	-
Contract liabilities	$1,277,000	$1,277,000		-	-
Deferred payment liability	$1,000,000	$500,000	$500,000	-	-
Lease contract liability	$2,509,000	$533,000	$903,000	$866,000	$207,000
Long term debt	$17,930,000	$982,000	$16,948,000	-	-
Vendor-take-back loan	$4,516,000	-	$4,516,000	-	-
Debentures	$6,755,000	$6,755,000	-	-	-
Total	$53,152,000	$29,094,000	$22,985,000	$866,000	$207,000
Notes: Note 1: Purchase commitments are obligations under purchase agreements or purchase orders not yet fulfilled that are non-cancelable.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars. The exchange rate of Canadian dollars into United States dollars, on December 31, 2020, based upon the daily exchange rate as quoted by the Bank of Canada was U.S.$1.00 = Cdn.$1.2732.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of NASDAQ Stock Market Rules must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies. As required by NASDAQ Stock Market Rule 5615(a)(3), the Company will disclose on its website, as of the listing date, each requirement of the NASDAQ Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

Concurrently with the filing of this Registration Statement, the Registrant has filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Registrant and its agent for service of process with respect to the class of securities in relation to which this Registration Statement applies.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2021

ENTHUSIAST GAMING HOLDINGS INC.

By:	/s/ Alex Macdonald
Name: Alex Macdonald
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	News release – dated January 21, 2020
99.2	News release – dated January 27, 2020
99.3	News release – dated February 6, 2020
99.4	Notice – dated February 10, 2020
99.5	News release – dated February 24, 2020
99.6	News release – dated March 19, 2020
99.7	News release – dated March 24, 2020
99.8	News release – dated March 26, 2020
99.9	ON Form 13-502F1 (Class 1 and 3B Reporting Issuers – Participation Fee), filed March 31, 2020
99.10	Audited annual financial statements, filed March 31, 2020
99.11	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers – Participation Fee), filed March 31, 2020
99.12	MD&A, filed March 31, 2020
99.13	52-109F1-IPO/RTO - IPO/RTO/ Becoming Non-venture issuer – CFO, filed March 31, 2020
99.14	52-109F1-IPO/RTO - IPO/RTO/ Becoming Non-venture issuer – CEO, filed March 31, 2020
99.15	Annual information form, filed March 31, 2020
99.16	NI 44-101 Notice of intent to qualify, filed March 31, 2020
99.17	News release – dated March 31, 2020
99.18	News release – dated April 8, 2020
99.19	News release – dated April 14, 2020
99.20	News release – dated April 30, 2020
99.21	News release – filed April 30, 2020
99.22	News release – dated May 6, 2020
99.23	News release – dated May 11, 2020
99.24	Interim financial statements/report – not dated, filed May 14, 2020
99.25	MD&A – dated May 14, 2020
99.26	52-109F2 – Certification of interim filings – CFO dated May 14, 2020
99.27	52-109F2 – Certification of interim filings – CEO dated May 14, 2020
99.28	News release – dated May 14, 2020
99.29	News release – dated May 20, 2020
99.30	News release – dated June 9 2020
99.31	News release – dated June 25, 2020

Exhibit Number	Exhibit Description
99.32	News release – dated July 28, 2020
99.33	News release – dated August 6, 2020
99.34	Other material document – Share Purchase Agreement dated August 6, 2020 among Enthusiast Gaming Holdings Inc. and Blue Ant Media Solutions Inc
99.35	Material change report – dated August 6, 2020
99.36	MD&A – dated August 7, 2020
99.37	Interim financial statements/report – not dated, filed August 11, 2020
99.38	52-109F2 – Certification of interim filings – CFO dated August 11, 2020
99.39	52-109F2 – Certification of interim filings – CEO dated August 11, 2020
99.40	News release – dated August 11, 2020
99.41	Preliminary short form prospectus – dated August 12, 2020
99.42	Underwriting Agreement – dated August 12, 2020
99.43	Qualification certificate – dated August 12, 2020
99.44	Preliminary short form prospectus receipt – dated August 13, 2020
99.45	MD&A (amended) – dated August 25, 2020
99.46	News release – dated August 26, 2020
99.47	Interim financial statements/report (restated) – not dated, filed August 26, 2020
99.48	52-109F2 – Certification of interim filings – CFO dated August 26, 2020
99.49	52-109F2 – Certification of interim filings – CEO dated August 26, 2020
99.50	Final short form prospectus – English – dated August 26, 2020
99.51	Consent of Stikeman Elliott LLP – dated August 26, 2020
99.52	OSC receipt – final short form prospectus – dated August 26, 2020
99.53	Consent of Norton Rose Fulbright Canada LLP – dated August 26, 2020
99.54	News release – dated August 26, 2020
99.55	News release – dated August 31, 2020
99.56	Early warning report – dated August 31, 2020
99.57	Other securityholders documents – dated September 2, 2020 (supplemental warrant agreement
99.58	Material change report – dated September 3, 2020
99.59	News release – dated September 16, 2020
99.60	Business acquisition report – dated September 16, 2020
99.61	News release – dated September 24, 2020
99.62	News release – dated October 1, 2020
99.63	News release – dated November 5, 2020

Exhibit Number	Exhibit Description
99.64	Letter from successor auditor – dated November 6, 2020
99.65	Notice – change of auditor filings – dated November 6, 2020
99.66	Letter from former auditor – dated November 6, 2020
99.67	News release – dated November 9, 2020
99.68	News release – dated November 12, 2020
99.69	MD&A – dated November 13, 2020, filed November 16, 2020
99.70	Interim financial statements/report – not dated, filed November 16, 2020
99.71	52-109F2 – Certification of interim filings – CFO dated November 16, 2020
99.72	52-109F2 – Certification of interim filings – CEO dated November 16, 2020
99.73	News release – dated November 16, 2020
99.74	News release – dated November 19, 2020
99.75	News release – dated November 23, 2020
99.76	News release – dated November 25, 2020
99.77	News release – dated November 30, 2020
99.78	News release – dated December 3, 2020
99.79	News release – dated December 4, 2020
99.80	News release – dated December 7, 2020
99.81	Notice of the meeting and record date – dated December 10, 2020
99.82	News release – dated December 18, 2020
99.83	Other – Financial statement request form note dated December 23, 2020
99.84	Management information circular – dated December 23, 2020
99.85	Form of proxy – dated December 23, 2020
99.86	Other – Certificate re Section 2.20 (c) of NI 54-101 dated December 23, 2020
99.87	Notice of meeting – dated December 23, 2020
99.88	News release – dated January 4, 2021
99.89	News release – dated January 7, 2021
99.90	News release – dated January 18, 2021
99.91	News release – dated January 19, 2021
99.92	News release – dated January 20, 2021
99.93	Marketing Materials, bought deal of common shares – dated January 19, 2021, filed January 20, 2021
99.94	Marketing Materials, bought deal of common shares – dated January 20, 2021
99.95	Report of Voting Results – dated January 20, 2021
99.96	News release – dated January 20, 2021
99.97	News release – dated January 22, 2021

Exhibit Number	Exhibit Description
99.98	Material change report – dated January 25, 2021
99.99	Underwriting agreement – dated January 25, 2021
99.100	Qualification Certificate – dated January 25, 2021
99.101	Preliminary short form prospectus – dated January 25, 2021
99.102	Preliminary short form prospectus receipt – dated January 25, 2021
99.103	Short form prospectus – dated February 5, 2021
99.104	Consent of Stikeman Elliott LLP – dated February 5, 2021
99.105	Consent of Norton Rose Fulbright Canada LLP – dated February 5, 2021
99.106	OSC receipt – final short form prospectus – dated February 5, 2021
99.107	News release – dated February 9, 2021
99.108	News release – dated February 10 2021
99.109	Early warning report – dated February 10, 2021
99.110	News release – dated February 16, 2021
99.111	News release – dated February 24 2021
99.112	News release – dated March 2, 2021
99.113	News release – dated March 4, 2021
99.114	News release – dated March 17, 2021
99.115	News release – dated March 22, 2021
99.116	ON Form 13-502F1 (Class 1 and 3B Reporting Issuers – Participation Fee), filed March 22, 2021
99.117	Audited annual financial statements, filed March 22, 2021
99.118	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers – Participation Fee), filed March 22, 2021
99.119	MD&A, filed March 22, 2021
99.120	News release – dated March 22, 2021
99.121	Annual information form, filed March 22, 2021
99.122	52-109F1-IPO/RTO - IPO/RTO/ Becoming Non-venture issuer – CFO, filed March 22, 2021
99.123	52-109F1-IPO/RTO - IPO/RTO/ Becoming Non-venture issuer – CEO, filed March 22, 2021
99.124	News release - dated April 7, 2021
99.125	News release - dated April 9, 2021
99.126	Consent of KPMG LLP – dated April 13, 2021
99.127	Consent of PricewaterhouseCoopers LLP – dated April 13, 2021
99.128	Consent of MNP LLP – dated April 13, 2021
99.129	Consent of Segal LLP – dated April 13, 2021